October 18, 2000

U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re: idealab! Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

            Please be advised that pursuant to Rule 477 under the Securities Act of 1933, as amended, idealab! (the “Company”) hereby requests that the Commission withdraw the Company’s Registration Statement on Form S-1 initially filed with the Commission on April 20, 2000 (File No. 333-35260) (the “Form S-1”). The Form S-1 is being withdrawn due to the fact that the Company and its underwriters have concluded that it is not in the best interest of the Company’s shareholders to proceed with the offering under the current volatile market conditions. The Company further advises the Commission that no shares of Common Stock sought to be registered pursuant to the Form S-1 have been sold.

Very truly yours,

IDEALAB!

/s/ Bill Gross

Bill Gross
Chief Executive Officer